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NOV 21 2018
Washington, DC

18008839

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8-53406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capfi Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Tysons Blvd - Suite 1500
(No. and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark James Kimsey, CEO 917-734-3925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets
NOV 21 2018
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark James Kimsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capfi Partners LLC, as of September 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIE HYTOVITZ NOTARY PUBLIC EXP. 10-31-21 DISTRICT OF COLUMBIA

BRIE HYTOVITZ
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires October 31, 2021

Signature

CEO / Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capfi Partners LLC

Statement of Financial Condition
For the Period Ended September 30, 2018

ASSETS	
Cash	$ 97,593
Accounts receivable	34,706
Prepaid expenses	1,329
Due from Mark Kimsey	15,673
TOTAL ASSETS	$ 149,301
LIABILITIES AND MEMBER EQUITY	
LIABILITIES:	
Accounts payable	$ 7,221
TOTAL LIABILITIES	7,221
MEMBER EQUITY	142,080
TOTAL LIABILITIES AND MEMBER EQUITY	$ 149,301

See accompanying notes

Capfi Partners LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Period Ended September 30, 2018

TOTAL MEMBER EQUITY QUALIFIED FOR NET CAPITAL	$	142,080
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(51,708)
NET CAPITAL	$	90,372
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	7,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	85,372
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	84,372
Percentage of aggregate indebtedness to net capital		7.99%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2018.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

CapFi Partners LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

Period Ended September 30, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by CapFi Partners LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

CapFi Partners LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
(EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of September 30, 2018

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, CapFi Partners LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the period ended September 30, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
CapFi Partners LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CapFi Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CapFi Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) CapFi Partners LLC stated that CapFi Partners LLC met the identified exemption provisions throughout the most recent fiscal period without exception. CapFi Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapFi Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
November 16, 2018

CapFi Partners LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended September 30, 2018

CapFi Partners LLC Exemption Report

CapFi Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the period ended September 30, 2018, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(i)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

CapFI Partners LLC

I, Mark J Kimsey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Mark J Kimsey
Chief Executive Office

Signature: Mark Kimsey (Oct 30, 2018)

Email: mkimsey@capfipartnersllc.com